UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On August 19, 2020, Dynagas LNG Partners LP (the “Partnership”) entered into an amended and restated sales agreement (the “Sales Agreement”) with Virtu Americas LLC and DNB Markets, Inc., as sales agents (the “Sales Agents”), pursuant to which the Partnership may offer and sell, from time to time, up to an aggregate of $30.0 million of its common units representing limited partnership interests (the “Common Units”) under the Partnership’s “at-the-market” offering program (the “Program”).

Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Sales Agreement, dated August 19, 2020, by and among the Partnership and the Sales Agents.

Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP, relating to the Common Units.

The information contained in this Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No.333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2020

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer